Exhibit 12.1

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Three Months Ended March 31,	2004	2003
Earnings:
Income before income taxes and cumulative effect of accounting change	$392	$319
Add:
Interest and fixed charges excluding capitalized interest	32	38
Portion of rent under long-term operating leases representative of an interest factor	48	46
Distributed income of investees accounted for under the equity method	1	1
Amortization of capitalized interest	2	2
Less: Undistributed equity in earnings of investments accounted for under the equity method	3	4

Total earnings available for fixed charges	$472	$402

Fixed charges:
Interest and fixed charges	$34	$40
Portion of rent under long-term operating leases representative of an interest factor	48	46

Total fixed charges	$82	$86

Ratio of earnings to fixed charges	5.76x	4.67x